Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold” or the “Company”)
Q3 RESULTS INVESTOR CONFERENCE CALL — TUESDAY 10 NOVEMBER 2009

*PLEASE NOTE — THE DIAL-IN NUMBER FOR CANADA HAS CHANGED
Randgold Resources CEO Dr Mark Bristow will be hosting a conference call to coincide with the release of the Q3 results to end September 2009.
Date: Tuesday 10 November 2009
Time: 08:00 Pacific (USA/Canada) * 11:00 Eastern (USA/Canada) * 16:00 GMT * 17:00 CET * 18:00 CAT

*	The Q3 results will be released electronically on Tuesday 10 November 2009 at 07:00 GMT. The full results will also be published on our website at www.randgoldresources.com.

*	The PowerPoint presentation will be available on the website from 11:30 GMT that day.

*	A live Audio Webcast of the London presentation to analysts will be available on the company’s website from 12:00 GMT Tuesday 10 November and will remain on the site for later viewing.

DIAL-IN NUMBERS — LIVE CALL Access code ‘RANDGOLD RESOURCES’
UK — Toll-free 0800 917 7042
USA — Toll +1 412 858 4600, Toll-free 1 800 860 2442
Canada — Toll-free 1 866 605 3852 (NEW CORRECT NUMBER)
Europe — Toll +41 916 105 600, Toll-free +800 246 78 700
South Africa — Toll +27 11 535 3600, Toll-free 0800 200 648
Australia — Toll-free 1 800 350 100
Hong Kong — Toll-free 800 966 117
OPTION — WE CALL YOU
If you wish us to call you for the conference call, please let us know. (Please ensure that your direct line is free at this time to allow full participation in the conference call)
PLAYBACK — (replay available 2 hours after the call, for 48 hours) Access Code 2649#
UK — Toll-free 0808 234 6771
USA and Canada — Toll +1 412 317 0088
Europe — Toll +41 91 612 4330
South Africa and other — Toll +27 11 305 2030
Australia — Toll-free 1 800 091 250
TRANSCRIPT
Please advise us by e-mail, with your details, if you would like to be sent a copy of the transcript of the conference call.
QUESTIONS

Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.

REPLY
Please indicate whether you would like to participate in the conference call by replying to: randgoldresources@dpapr.com.
For any queries please don’t hesitate to contact me.
Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel +44 20 7557 7738
www.randgoldresources.com